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                                                                   EXHIBIT 12

                           COCA-COLA ENTERPRISES INC.

                       EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                          (In millions except ratios)


                                                            QUARTER ENDED
                                                         --------------------
                                                         MARCH 31,   APRIL 2,
                                                            2000       1999
                                                         ---------   --------
Computation of Earnings:
 Loss from continuing operations before
  income taxes........................................   $   (51)    $   (91)
 Add:
  Interest expense....................................       189         182
  Amortization of debt premium/discount and expenses..         8           7
  Interest portion of rent expense....................         6           7
                                                         -------     -------
Earnings as Adjusted..................................   $   152     $   105
                                                         =======     =======
Computation of Fixed Charges:
 Interest expense.....................................   $   189     $   182
 Capitalized interest.................................        --           1
 Amortization of debt premium/discount and expenses...         8           7
 Interest portion of rent expense.....................         6           7
                                                         -------     -------
Fixed Charges.........................................       203         197
Preferred stock dividends (a).........................         1           1
                                                         -------     -------
Combined Fixed Charges and Preferred Stock Dividends..   $   204     $   198
                                                         =======     =======
Ratio of Earnings to Fixed Charges (d)................        (b)         (c)
                                                         =======     =======
Ratio of Earnings to Combined Fixed Charges and
 Preferred Stock Dividends (d)........................        (b)         (c)
                                                         =======     =======

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b) Earnings for March 31, 2000 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $51 million and $52 million, respectively.
(c) Earnings for April 2, 1999 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $92 million and $93 million, respectively.
(d) Ratios were calculated prior to rounding to millions.